Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile to Host Second Quarter 2024 Financial Results Call at 8:30 a.m. ET on August 16, 2024

Q2 2024 results to be reported after the market close on August 15

Vancouver, BC – August 13, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced it will host a conference call at 8:30 a.m. ET on Friday, August 16 to discuss its second quarter 2024 financial results.

Date: Friday, August 16, 2024

Time: 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

North America dial-in number: +1 (888) 506-0062

International toll-free dial-in number: +1 (973) 528-0011

Access Code: 922573

A replay will be available until August 30, 2024. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 51033.

The call will also be available over the Internet and accessible at:
https://www.webcaster4.com/Webcast/Page/2988/51033

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

- END –